Exhibit 99.3

Acreage Begins Trading On The OTCQX Best Market

New York City, NY – Jan. 7, 2019 – Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) announced it has qualified to trade on the OTCQX® Best Market by OTC Markets Group under the ticker symbol ACRGF effective today.

The OTCQX market is reserved for established U.S. and global companies that meet high financial standards, provide timely news and disclosure to investors, and have a professional third-party sponsor introduction.

“Acreage Holdings joins an impressive roster of CSE-listed companies that cross-trade on the OTCQX Market to provide enhanced disclosure in the U.S. as well as to provide more efficient trading for their investors globally,” said Jason Paltrowitz, Director, OTC Markets Group International Ltd. and EVP, Corporate Services, OTC Markets Group. “We look forward to supporting Acreage Holdings as the company continues to build visibility, liquidity and long- term shareholder value.”

According to public filings, Acreage is the largest multi-state cannabis operator in the United States in terms of number of states with operating licenses, largest total addressable market, and largest serviceable population. More recently, Acreage announced a transformative acquisition of Form Factory, which will provide the company with the capabilities to become the cannabis industry’s first and only Consumer Packaged Goods company with a national footprint.

Acreage Holdings was sponsored for OTCQX by Dorsey & Whitney LLP, a qualified third-party firm responsible for providing guidance on OTCQX requirements and recommending membership.

ABOUT ACREAGE HOLDINGS

Headquartered in New York City, Acreage Holdings is the largest vertically integrated, multi- state owner of cannabis licenses and assets in U.S. states with respect to number of states with operating licenses, according to public filings. Acreage has operating licenses in 19 states, serving a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

ABOUT OTC MARKETS GROUP INC.

OTC Markets Group Inc. (OTCQX: OTCM) operates the OTCQX® Best Market, the OTCQB® Venture Market and the Pink® Open Market for 10,000 U.S. and global securities. Through OTC Link® ATS and OTC Link ECN, we connect a diverse network of broker-dealers that provide liquidity and execution services. We enable investors to easily trade through the broker of their choice and empower companies to improve the quality of information available for investors.

FORWARD LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding expanding our industry-leading footprint, rolling out a national brand, pending legislation, opening of new cannabis markets and the commencement of Oklahoma operations in 2019. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. These assumptions include, but are not limited to: market acceptance and approvals. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting Acreage; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, such as Acreage’s listing statement filed on November 14, 2018, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

2

# # #

Investor Contact: Steve West Vice President, Investor Relations Investors@acreageholdings.com	Media Contacts: Howard Schacter Head of Public Relations h.schacter@acreageholdings.com

3